Exhibit 14.1  Code of Business Conduct and Ethics

Juniper Group, Inc.
Code of Business Conduct and Ethics

THE JUNIPER GROUP CODE OF BUSINESS CONDUCT AND ETHICS makes compliance with high standards of business conduct mandatory for every Juniper Group director, officer, manager and employee. Adherence to the principles in this Code and the Juniper Group Compliance Program is essential to the efforts of Juniper Group to gain and keep the confidence and support of all of its stakeholders. Most important of all, compliance is simply the right thing to do.(1)

The business of Juniper Group and its various subsidiaries and ventures is far more complex today than it was when Juniper Group was established. These complexities create new ethical challenges as we adapt ourselves and our business to new situations. In light of these challenges, we need a central set of guiding standards to act as a legal and ethical compass for our directors, officers, managers and employees ("you"). This Code and Juniper Group's Compliance Program provide that compass.

Juniper Group's Compliance Program is composed of three sections:

1.	This Code of Business Conduct and Ethics, which establishes Juniper Group's guiding standards for conducting business and applies to all employees and the Juniper Group Board of Directors;

2.	The Finance Code of Ethics which applies to the Juniper Group's Chief Executive Officer, Chief Financial Officer, Corporate Controller, and all of Juniper Group's worldwide finance employees; and

3.	The Juniper Group Corporate Policies and Practices (CPPs), as adopted from time to time and set forth in writing, which apply to all employees.(2)

While each section has a specific purpose, together they provide an integrated approach to the way Juniper Group conducts business.

Our Compliance Program reflects Juniper Group's commitment to do what is legal and what is ethical. It is also necessary both to manage the business of Juniper Group effectively and to meet the constantly changing needs of the marketplace. It is a critical part of the way we do business. We expect you to understand and follow the applicable requirements of Juniper Group's Compliance Program, as well as all applicable laws and rules.

This part of the Compliance Program, the Code of Business Conduct and Ethics, provides guidance to recognize and deal with ethical issues, provides mechanisms to report unethical conduct and fosters a culture of honesty and accountability. It provides general standards for the operation of our business and reaffirms Juniper Group's obligation to meet legal requirements.

We Comply with All Laws, Regulations & Rules

You must follow the applicable laws, regulations, rules and regulatory orders of every jurisdiction in which Juniper Group operates, including all insider trading laws and regulations. Insider trading is unethical and illegal and will be dealt with decisively. You are charged with the responsibility to acquire appropriate knowledge of the requirements relating to your duties sufficient to enable you to recognize potential dangers and to know when to seek legal advice or other advice on the Juniper Group Compliance Program. Juniper Group understands that the insider trading rules are complex, so the Corporate Policies and Practices shall provide more detail as to how to handle and avoid particular situations.

We Protect our Shareholders' Assets

Juniper Group is dedicated to creating value for its shareholders. Our shareholders have shown confidence in us by investing in Juniper Group. We are obligated to enhance and protect Juniper Group's assets and ensure their efficient use. That means you must vigilantly protect Juniper Group's physical property, as well as tangible, intangible intellectual, and other proprietary property or information, including trade secrets. In addition, you must use Juniper Group's assets for only legitimate business purposes.

We Avoid Even the Appearance of a Conflict of Interest

You should ensure that your private activities and interests do not interfere with your responsibilities or the interests of Juniper Group.

Many situations may arise where your personal interest conflicts, either actually or in appearance, with the interests of Juniper Group or your loyalty to Juniper Group. A conflict of interest occurs when one's personal interest interferes in any way - or even appears to interfere - with the interests of Juniper Group as a whole. Conflicts of interest can arise if you take actions or have interests that make it difficult to perform your duty objectively or efficiently. Conflicts of interest can also arise when you or a member of your family, receives improper personal benefits due to your position at Juniper Group. In all instances you should not enter into situations that could result in even the appearance of a conflict of interest.

You may not take for yourself personally opportunities that are discovered through the use of Juniper Group property, information or your position with Juniper Group. You also may not use Juniper Group property, information or your position for personal gain, other than through proper employment activities, and you may not compete with Juniper Group as an employee. Your obligation is to advance Juniper Group's legitimate interests when the opportunity arises.

Sometimes the evolving nature of Juniper Group's business changes a previously acceptable situation into a potential conflict of interest. In these situations you may be required to discontinue an activity which was previously acceptable.

We Maintain Accurate Books and Records

The Juniper Group books and records must accurately and fairly reflect all transactions. Juniper Group will maintain a system of internal accounting controls to ensure that: assets are safeguarded; transactions conform to management's authorizations; and accounting records are accurate and comply with all applicable laws. You must not falsely report transactions, or fail to report the existence of any known false reports in Juniper Group's accounting records. Furthermore, you are prohibited from circumventing any policies and procedures that represent an element of our internal controls.

We Value Our Employees and their Workplace

Juniper Group does not engage in discriminatory conduct based on the legally protected classes outlined in our corporate policies. Our goal is to provide employment and promotional opportunities for all employees and applicants for employment on a nondiscriminatory basis. Juniper Group and applicable law prohibit unlawful discrimination or harassment, including sexual harassment or the creation of a hostile working environment based on any protected class. This paragraph does not expand any rights or privileges that exist under applicable laws, but reflects Juniper Group's commitment to complying with these laws.

Recognizing the importance of providing Juniper Group employees with a safe and healthful workplace free of recognized hazards, you are responsible for helping to ensure the safety of Juniper Group's workplace through personal action and through the prompt reporting of unsafe conditions. In addition, you may not use violence or threats of violence at work.

We Value our Customers

If your job puts you in contact with customers or potential customers, it is critical for you to remember that you are Juniper Group to these people. You represent not only Juniper Group, but all other Juniper Group employees as well. Juniper Group and its employees have provided products and services for many years and have built up significant goodwill over that time. This goodwill is one of our most important assets, and you must act to preserve and enhance our reputation. You may not misrepresent Juniper Group products or services.

We Value our Suppliers and Contractors

Our suppliers, contractors, partners and affiliates make significant contributions to Juniper Group's success. To create an environment where they have an incentive to work with Juniper Group, they must be confident that we will treat them lawfully. If Juniper Group cannot legally do something directly, it will not do it indirectly through agents, consultants or other third parties. Juniper Group's policy is to purchase supplies based on need, quality, service, price, applicable legal requirements and other relevant factors.

We Compete Vigorously and Fairly

You must observe high standards of ethical conduct in all relationships with our competitors. Juniper Group will compete vigorously and effectively, but fairly. Juniper Group must and will comply with all applicable antitrust laws and requirements relating to fair competition, including the Foreign Corrupt Practices Act and other laws relating to international competition. Fair competition is competition that is based on the value and quality of the products and services which Juniper Group has to offer to its customers.

There are many other types of conduct that the antitrust, trade regulation or competition laws may prohibit under certain circumstances. Juniper Group understands that these rules are complex, so the Corporate Policies and Practices provide details as to how to deal with particular situations.

We Protect Confidential Information

Others must be able to interact with us in the knowledge that the content of their communications and records will be kept confidential and private when appropriate. We must ensure that the confidential and proprietary information is protected and that information which Juniper Group discloses is accurate. You must maintain the confidentiality of information entrusted to you by Juniper Group and its customers, except where disclosure is authorized or legally mandated.

You may not use confidential information in violation of the terms under which it was disclosed for any reason and you may not allow any third-party to obtain such information in violation of such terms. Improper acquisition, possession and use of confidential information of a third party is also improper and can under certain circumstances be illegal. If you know or have reason to know that confidential information was wrongfully obtained from the owner of the information or was obtained from a third party who was under a confidentiality obligation to the owner you cannot use such information.

We are Good Corporate Citizens in our Communities

Juniper Group will apply uniformly high standards of ethics and business conduct in every country in which it operates, and in every business relationship or affiliation it has worldwide. In our active pursuit of international business in an increasingly global economy, Juniper Group will be guided both by the laws and regulations of the United States and the laws and regulations of the countries within which we do business. In some circumstances, of course, that will mean that Juniper Group is subject to different laws and regulations, and thus will do business somewhat differently from country to country. Additionally, laws may conflict, however, one thing is constant: wherever we do business; we are committed to doing business ethically and within the law.

Juniper Group is committed to being a responsible corporate citizen within the communities in which it operates. You must assist these efforts by obeying all applicable environmental laws.

Reporting and Compliance with this Code

You must comply, as applicable, with the standards and principles contained or referenced, directly or indirectly, in this Code, the Finance Code of Ethics, and the Corporate Policies and Practices. In addition, you have an obligation to behave according to high ethical standards. Any potential violations should be reviewed or reported for legal action, discipline or other corrective steps.

Part of your job and your ethical responsibility to Juniper Group is to help Juniper Group enforce its Compliance Program. You should be alert to possible violations of the Compliance Program anywhere in Juniper Group. We expect you to report possible violations promptly. This self-policing is encouraged. You should report potential violations to your manager, an officer of Juniper Group or one of Juniper Group's Hotlines (which permit complaints and concerns regarding employment, accounting and audit matters be raised on a confidential and anonymous basis without fear of reprisal), as appropriate. You should review Juniper Group's Open Door policy for guidance in this area. We expect you to cooperate in any Juniper Group legal or regulatory investigation of violations, suspected violations and compliance review. It is a serious violation for any employee to knowingly raise a false allegation and/or initiate or encourage reprisal action against any person who in good faith reports known or potential violations.

Juniper Group will promptly investigate any reported matter and will take appropriate corrective and/or disciplinary action. Violations of the law, this Code, the Finance Code of Ethics, the Corporate Policies and Practices or other Juniper Group policies, procedures, standards, instructions, practices or the like can lead to disciplinary action up to and including termination of your employment and if warranted, the initiation of legal proceedings. Disciplinary action may also be taken against managers or officers who condone, permit or fail to take appropriate preventive, corrective or other action against illegal, unethical or other improper conduct.

Modifications and Waivers of this Code

Juniper Group may modify this Code and this Code supersedes and replaces all other codes, policies or verbal representations to the extent they are inconsistent. Only the Juniper Group Board of Directors or a Board Committee may waive this Code of Business Conduct and Ethics for executive officers or Directors and any such waiver must be promptly disclosed in writing to shareholders.

1.           Throughout this Code, the term "Juniper Group" refers to Juniper Group, Inc. or any business unit, subsidiary or majority-owned venture of Juniper Group.

2.           For employees, this Code does not modify the "at-will" employment policies of Juniper Group as set forth in the Juniper Group Corporate Policies and Practices.